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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Marvell Technology Group Ltd.

(Name of Issuer)

Common stock, par value $0.002 per share

(Title of Class of Securities)

G 5876H105

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. G 5876H105

1.	Name of Reporting Person: Kuo Wei (“Herbert”) Chang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,315,632

		6.	Shared Voting Power: 0 shares

		7.	Sole Dispositive Power: 5,315,632

		8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,315,632 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.4%

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
Marvell Technology Group Ltd.
	(b)	Address of Issuer’s Principal Executive Offices:
Marvell Technology Group Ltd. Richmond House 3rd Floor Par la Ville Road Hamilton HM DX Bermuda

Item 2.
	(a)	Name of Person Filing:
Kuo Wei (“Herbert”) Chang
	(b)	Address of Principal Business Office or, if none, Residence:
3600 Pruneridge Avenue, Suite 300 Santa Clara, California 95051
	(c)	Citizenship:
Taiwan (ROC)
	(d)	Title of Class of Securities:
Common stock, par value $0.002 per share
	(e)	CUSIP Number:
G 5876H105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
5,315,632 shares.*
(b) Percent of class:
4.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
5,315,632 shares.*
(ii) Shared power to vote or to direct the vote:
0 shares
(iii) Sole power to dispose or to direct the disposition of:
5,315,632 shares.*
(iv) Shared power to dispose or to direct the disposition of:
0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Footnotes:

* The amounts reported include 260,000 shares held by InveStar Dayspring Venture Capital, Inc.; 3,413,220 share held by InveStar Semiconductor Development Fund, Inc.; 1,134,000 shares held by InveStar Burgeon Venture Capital, Inc.; 50,796 shares held by InveStar Capital, Inc.; 50,000 shares held by InveStar Excelsus Venture Capital (Int'l), Inc. and 184,616 shares held by Forefront Ventures Partners, L.P. The Reporting Person is the President of InveStar Capital, Inc., which is the investment manager of each of InveStar Dayspring Venture Capital, Inc., InveStar Excelsus Venture Capital (Int'l), Inc., InveStar Semiconductor Development Fund, Inc. and InveStar Burgeon Venture Capital, Inc. The Reporting Person is also the managing director of Forefront Associates LLC, which is the general partner of Forefront Ventures Partners, L.P. The Reporting Person disclaims beneficial ownership of the shares held by various funds listed above except to the extent of his pecuniary interest, if any. Also includes 42,000 shares beneficially owned pursuant to stock option exercisable within 60 days of December 31, 2002.

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

Company Name(s):

By:	/s/ Kuo Wei Chang
Name:	Kuo Wei Chang
Title:

(Individually)

/s/
Name:
Title: